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                          August 27, 2021

       James R. Bond
       President and Chief Executive Officer
       Kelso Technologies Inc.
       13966 18B Avenue
       Surrey, British Columbia V4A8J1
       Canada

                                                        Re: KELSO TECHNOLOGIES
INC
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 1, 2021
                                                            File No. 001-36685

       Dear Mr. Bond:

              We have reviewed your August 24, 2021 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 18, 2021 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       B. Business Overview
       Rail Tank Car Market Indicators, page 18

   1. We note your response to comment 1 indicating that you adjust for more than interest, taxes, depreciation and
amortization in calculating the non-GAAP measure you call
                                                        EBITDA. Please refer to
Question 103.01 of the Compliance & Disclosure Interpretations
                                                        on Non-GAAP Financial
Measures and revise your future filings to not characterize the non-GAAP measure as
EBITDA and to use a title that clearly distinguishes the
                                                        measure from "EBITDA,"
such as "Adjusted EBITDA."
 James R. Bond
Kelso Technologies Inc.
August 27, 2021
Page 2

      You may contact Andi Carpenter at 202-551-3645 or Martin James, Senior Advisor, at
202-551-3671 with any questions.



FirstName LastNameJames R. Bond                         Sincerely,
Comapany NameKelso Technologies Inc.
                                                        Division of Corporation
Finance
August 27, 2021 Page 2                                  Office of Manufacturing
FirstName LastName